Filed by Apricus Biosciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Apricus Biosciences, Inc. (SEC File No. 000-22245)

Commission File No. for the Related Registration Statement: 333-227166

Dear Apricus Biosciences, Inc. Shareholder:

On December 14, 2018, Apricus announced a postponement of its special meeting of stockholders to approve the merger between Apricus Biosciences and Seelos Therapeutics and related matters as we were unable to secure the required number of votes to obtain the stockholder approvals required pursuant to the terms of the Merger Agreement and the Securities Purchase Agreement or necessary under Nevada law. In order for the merger to be completed, shareholders must approve Proposal 1 (Merger Agreement) AND Proposal 2 (a one-for-thirty reverse stock split). Our records indicate that you may have voted against one or more proposals. I urge you to reconsider your vote against the reverse split (Proposal 2) in particular, because, simply put, the merger cannot close without approval of the reverse stock split proposal.

Under the terms of the Merger Agreement, Apricus shareholders are expected to own approximately 15% of the combined company. In addition, Apricus shareholders will be entitled to 90% of any proceeds earned after the first $500,000 from the sale or licensing of Vitaros. This represents a significant premium in value to current shareholders when compared to the current value of Apricus’ stock. Moreover, we believe that the Seelos pipeline represents an opportunity for increased value creation post-merger for all shareholders In contrast, if this merger is not approved, the prospects for any value creation for Apricus shareholders as a stand-alone company are remote and will likely result in further losses.

Therefore, I urge you to reconsider your vote on Proposal 2. I am happy to speak with you at any time concerning this matter if you will kindly email me with a phone number, date and time where you can be reached.

The next Apricus special meeting, will be held at 8:00 a.m., Pacific time, on January 4, 2019 at Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, unless postponed or adjourned to a later date. We urge you to read the full proxy statement, which has been filed with the Securities and Exchange Commission at www.sec.gov or by calling our proxy solicitation firm at the number below. If you still have the voting form sent to you previously, you can change your vote by following the instructions on that form or you may vote your shares by calling Morrow Sodali LLC at (877) 787-9239 and one of our agents can take your vote over the phone.

Best regards,

Richard W. Pascoe

Chief Executive Officer

Email: rpascoe@apricusbio.com